

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 30, 2017

<u>Via E-Mail</u>
Mark D. Johnsrud
Chief Executive Officer
Nuverra Environmental Solutions, Inc.
14624 N. Scottsdale Rd., Suite 300
Scottsdale, AZ 85254

> **Re:** **Nuverra Environmental Solutions Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**

Dear Mr. Johnsrud:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources